Att
4/29/2003

CM


03054404

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
APR 2 2 2003
WASH. D.C.
155
SECTION

OMB APPROVAL
OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 28302

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FINANCE 500, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19762 MacARTHUR BLVD., SUITE 200
(No. and Street)

IRVINE (City) CALIFORNIA (State) 92612 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JON McCLINTOCK 949/253-4000
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOODRICH, GOODYEAR & HINDS, AN ACCOUNTANCY CORPORATION
(Name — *if individual, state last, first, middle name*)

6700 E. PACIFIC COAST HWY., SUITE 255, LONG BEACH, CA 90803
(Address) (City) (State) Zip Code)

PROCESSED
MAY 01 2003
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

CM

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JON McCLINTOCK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FINANCE 500, INC., as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



DEBRA L. WODARCK
Commission # 1249301
Notary Public - California
Orange County
My Comm. Expires Feb 9, 2004

Notary Public

JON McCLINTOCK Signature

CFO

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

(6) RELATED PARTY TRANSACTION

Other receivable is due from a company which is related through common ownership. The amount is due on demand and is non-interest bearing.

(7) NET CAPITAL

The Company is subject to a $100,000 minimum net capital requirement under SEC Rule 15c3-1 which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2002, the net capital ratio was 3.55 to 1 and net capital was $157,714 which exceeded the required minimum capital by $57,714.

(8) DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

A computation of net reserve requirements is not applicable as the Firm qualifies for an exemption under SEC Rule 15c3-3(k)(2)(ii).

(9) COMMITMENTS

The Company entered into a sixty month lease expiring May 31, 2006, for an office suite in Irvine, California. Minimum future lease payments in this lease at December 31, 2002, are as follows:

2003	$ 287,773
2004	287,773
2005	287,773
2006	119,906
	$ 983,225

Rent expense for the year was $290,413.

The Company has leased various computer equipment. The terms of the leases are for thirty-six month periods and the monthly lease expense totals $3,899. The leases are treated as operating leases.

As of December 31, 2002, minimum rental lease payments through the remainder of the lease terms are as follows:

2003	$ 29,390
2004	8,532
2005	2,133
Total minimum future rental payments	$ 40,055